SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
                          AMENDMENT NO. 3
                         (Final Amendment)

            Under the Securities Exchange Act of 1934


                       DMI FURNITURE, INC.
                         (Name of Issuer)


                   COMMON STOCK, $.10 PAR VALUE
                  (Title of Class of Securities)

                           233230 10 1
                          (CUSIP Number)

                          Joseph G. Hill
                            Secretary
                       DMI Furniture, Inc.
                         One Oxmoor Place
                         101 Bullitt Lane
                    Louisville, Kentucky 40222
                         (502)426-4351
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         January 11, 2000
       (Date of Event Which Requires Filing of This
          Statement)

                           CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . .Pattco,Inc.

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .   61-895308

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    WC

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   0
(8)  Shared voting power. . . . . . . . . . . .   0
(9)  Sole dispositive power . . . . . . . . . .   0
(10) Shared dispositive power . . . . . . . . .   0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   0

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   0%

(14) Type of reporting person  . . . . . . . . .  CO

                    CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . .    James A. Patterson

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    00

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   0
(8)  Shared voting power. . . . . . . . . . . .   0
(9)  Sole dispositive power . . . . . . . . . .   0
(10) Shared dispositive power . . . . . . . . .   0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   0

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   0%

(14) Type of reporting person  . . . . . . . . .  IN

     Pattco, Inc. and James A. Patterson hereby amend Item 5 of this joint Schedule 13D to read as follows:

Item 5.   Interest in Securities of the Issuer.

     On June 30, 2000, Pattco, Inc. sold 173,306 shares of the common stock, par value $0.10 per shares ("Common
Shares") of the Issuer, DMI Furniture, Inc. ("DMI"), in a private transaction. The sale price was $346,612 or $2.00 per share.

     James A. Patterson may be deemed to be the beneficial owner of securities owned by Pattco, Inc. by virtue of Mr. Patterson's ownership of a controlling interest in Pattco, Inc. Neither Pattco, Inc. nor Mr.
Patterson beneficially owned Common Shares after the June
30, 2000 transaction.

     Between May 26, 1999 and February 28, 2000, Pattco, Inc sold 129,500 Common Shares in open market transactions at prices ranging from $1.69 to $3.12 per share. The aggregate consideration received by Pattco, Inc. in these transactions totalled $295,752. Based on the total of 4,130,255 Common Shares outstanding as of February 26, 2000, as reported in the Issuer's Form 10-Q for its fiscal quarter ended February 26, 2000, Pattco, Inc. believes it ceased to be the beneficial owner of more than 5% of the Common Shares on or about January 11, 2000.

                             SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   PATTCO, INC.

                                   By /s/James A Patterson,
                                   Chairman and President

                                   Date:  November 28, 2000


                                   /s/James A. Patterson

                                   Date:  November 28, 2000